SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

Commission File No. 001-38150

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N- CSR

For Period Ended: September 30, 2025

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

KALA BIO, Inc.

Full name of registrant

Not Applicable

Former name if applicable

1167 Massachusetts Avenue

Address of principal executive office (Street and Number)

Arlington, MA 02476

City, state and zip code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒ (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N- CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

KALA BIO, Inc. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2025 (the “Form 10-Q”) within the prescribed time period without unreasonable effort or expense.

As previously disclosed, on September 29, 2025, the Company received a written notice (the “Notice”) of event of default from Oxford Finance LLC (“Oxford”) with respect to the Loan and Security Agreement, dated as of May 4, 2021 (as amended, the “Loan Agreement”), by and among the Company, Combangio, Inc. and Oxford, as lender and collateral agent. In the Notice, Oxford declared, by reason of the event of default, that all obligations of the Company under the Loan Agreement were immediately due and payable. On October 19, 2025, pursuant to the terms of the Loan Agreement, Oxford informed the Company that it intended to foreclose on all of the Company’s remaining assets and that Oxford would not consent to the Company’s use of cash for any reason other than for minimal payroll and related expenses pending Oxford’s foreclosure of the Company’s assets. In addition, Oxford swept substantially all of the Company’s cash resources from its bank accounts. As a result, on October 19, 2025, the Board of Directors of the Company terminated all remaining employees not deemed necessary by Oxford to execute a foreclosure of the Company’s assets. The Company was therefore unable to pay employees, external advisors or the Company’s independent registered public accounting firm to assist in the preparation and timely filing of the Form 10-Q.

On November 3, 2025, Oxford informed the Company that it intended to pause its foreclosure of the Company’s assets and permitted the Company to use $125,000 of cash it previously swept to fund the negotiation and execution of the Convertible Loan Agreement (as defined below) and preliminary preparation work on the Form 10-Q.

On November 9, 2025, the Company entered into a Convertible Loan Agreement (the “Convertible Loan Agreement”) with an individual investor (the “Lender”) pursuant to which the Lender agreed to provide the Company a convertible loan in the aggregate amount of up to $375,000. Pursuant to the terms of the Convertible Loan Agreement, the Company is permitted to use a portion of the proceeds of the Convertible Loan Agreement for the preparation and filing of the Form 10-Q.

Due to the reasons described above, the Company could not have timely filed the Form 10-Q without unreasonable effort or expense, and the Form 10-Q will be filed no later than the fifth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Mary Reumuth	(781)	996-5252
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Not applicable.

KALA BIO, Inc.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2025	By:	/s/ Mary Reumuth
Mary Reumuth
Chief Financial Officer and Corporate Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Cautionary Note Regarding Forward-Looking Statements

Statements contained in this Form 12b-25 regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such statements include, but are not limited to, statements regarding the Company’s plans to file the Form 10-Q on the anticipated timeline and Oxford’s plans to foreclose on the Company’s assets. Any forward-looking statements in this Form 12b-25 are based on management’s current expectations of future events and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. Risks that contribute to the uncertain nature of the forward-looking statements include, among others, the Company’s ability to continue to operate; uncertainty as to the result and timing of the Oxford foreclosure process; the Company’s ability to successfully obtain additional financing; the Company’s ability to identify and consummate a strategic transaction and those other risks and uncertainties set forth in the Company’s filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025, and in subsequent filings the Company may make with the SEC. All forward-looking statements contained in this Form 12b-25 speak only as of the date of this Form 12b-25. The Company anticipates that subsequent events and developments will cause its views to change. However, the Company undertakes no obligation to update such forward-looking statements to reflect events that occur or circumstances that exist after the date of this Form 12b-25, except as required by law.